Exhibit (a)(5)(iii)

Arbutus Announces Preliminary Results of Its US$230 Million

Modified “Dutch Auction” Tender Offer

September 30, 2026

Warminster, PA — Arbutus Biopharma Corporation (Nasdaq: ABUS) (“Arbutus” or the “Company”), a clinical-stage biopharmaceutical company focused on infectious disease, today announced the preliminary results of its tender offer (the “Offer”) to purchase for cancellation up to US$230 million in value of its common shares (the “Shares”). The Offer proceeded by way of a modified Dutch auction, which had a tender price range from US$5.00 per Share to US$5.75 per Share, and included the option for shareholders to participate via a proportionate tender. The Offer expired at 5:00 p.m. (New York City time) on September 29, 2026. All amounts are in U.S. dollars.

In accordance with the terms and conditions of the Offer and based on the preliminary calculation of TSX Trust Company, as depositary for the Offer (the “Depositary”), Arbutus expects to take up and pay for 46,000,000 Shares at a price of US$5.00 per Share under the Offer (the “Purchase Price”), representing an aggregate purchase price of US$230 million, excluding fees and expenses relating to the Offer, and approximately 23 percent of the total number of Arbutus’s issued and outstanding Shares as of the close of business on September 29, 2026. Immediately following completion of the Offer, Arbutus anticipates that approximately 153,275,907 Shares will be issued and outstanding.

Based on the preliminary calculation of the Depositary, 65,907,215 Shares were validly tendered and not properly withdrawn pursuant to auction tenders at or below the Purchase Price and pursuant to purchase price tenders. Since the Offer was oversubscribed, shareholders who made auction tenders at or below the Purchase Price and shareholders who made, or were deemed to have made, purchase price tenders will have the number of Shares purchased prorated following the determination of the final results of the Offer (other than “odd lot” tenders, which are not subject to proration). Arbutus currently expects that shareholders who made auction tenders at or below the Purchase Price and shareholders who made, or were deemed to have made, purchase price tenders will have approximately 55 percent of their tendered Shares purchased by Arbutus. Shareholders who made auction tenders at a price in excess of the Purchase Price should not expect to have any of those Shares purchased by Arbutus. 9,307,231 Shares are anticipated to be taken up and purchased pursuant to proportionate tenders, which are purchased in a separate pool and are not subject to proration.

Roivant Sciences Ltd., the beneficial owner of 38,847,462 Shares, approximately 19.5% of Arbutus’s issued and outstanding Shares as of September 29, 2026, made a proportionate tender under the Offer and will maintain its proportionate Share ownership at approximately 19.5% percent following completion of the Offer.

The number of Shares expected to be purchased, the estimated proration factor, the number of Shares expected to remain outstanding after completion of the Offer and the Purchase Price referred to above are preliminary, remain subject to verification by the Depositary, and are based on the assumption that all Shares tendered through notice of guaranteed delivery will be delivered within the one trading-day settlement period. Following take-up and payment for Shares purchased under the Offer, Arbutus will issue a press release announcing the final results, including the final proration factor and the final Purchase Price.

Promptly after such press release, payment for the Shares accepted for purchase will be made in accordance with the terms of the Offer and applicable law, and the Depositary will return all other Shares tendered and not purchased.

The full details of the Offer are described in the offer to purchase and issuer bid circular dated August 24, 2026, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Shares.

About Arbutus

Arbutus Biopharma Corporation (Nasdaq: ABUS) is a clinical-stage biopharmaceutical company focused on infectious disease. The Company is currently developing imdusiran (AB-729) and an oral PD-L1 inhibitor (AB-101) for the treatment of chronic hepatitis B infection. The Company is also consulting closely with and supporting its exclusive licensee, Genevant Sciences, to protect and defend its intellectual property, which is the subject of on-going lawsuits against Pfizer/BioNTech for use of Arbutus’ patented LNP technology in their COVID-19 vaccines. For more information, visit www.arbutusbio.com.

Forward-Looking Statements and Information

This press release contains “forward-looking statements,” including statements regarding the completion of the Offer, the amount and pricing of the tender offer, the number of Shares expected to be issued and outstanding following completion of the Offer, the anticipated proration to occur in connection with the Offer, the number of Shares to be taken up and paid for pursuant to valid tenders in the Offer, Roivant Sciences Ltd.’s anticipated holdings following completion of the Offer, further communication regarding completion of the Offer, payment for Shares in accordance with the Offer, the return of Shares not purchased and other terms and conditions of the Offer, which involve known and unknown risks, uncertainties and other factors that may cause actual results and other events to be materially different from those expressed or implied by such forward-looking statements.

The forward-looking statements contained in this press release are subject to a number of material factors that could cause actual results to differ materially, including, the impact of Shares tendered through notice of guaranteed delivery, the satisfaction of the conditions to completion of the Offer, developments or changes in general economic or market conditions, developments or changes in the securities markets, developments or changes in our business, financial condition or cash flows, as well as other risks detailed in our Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC.

A more complete discussion of the risks and uncertainties facing Arbutus appears in Arbutus’ Annual Report on Form 10-K for the most recent fiscal year as filed with the SEC, Arbutus’ Quarterly Reports on Form 10-Q and Arbutus’ continuous and periodic disclosure filings, which are available at www.sec.gov and at www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Arbutus undertakes no obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Arbutus Biopharma Corporation ir@arbutusbio.com

3